[redacted]

14047610

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-67644

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SEVEN POINTS CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 THIRD AVE 15 FL
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Miller 212 760 0760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yehezkel CPA LLC
(Name – *if individual, state last, first, middle name*)

25 W 43rd St. Suite 711 NY NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Roth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seven Points Capital LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gary Roth
Signature

Managing Member
Title

ANGEL B DIAZ
Notary Public, State of New York
Qualified in New York County
No. 01DI6254561
My Commission Expires 01-17-2016

Angel B Diaz 2/24/14
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEVEN POINTS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2013

Assets		
Cash	$	1,204,226
Restricted cash		46,491
Deposits with clearing organizations (cash of$484,128 and securities with the fair value of $0)		484,128
Receivables from Clearing brokers and other broker dealers		666,570
Securities owned , fair value		229,703
Secured Demand Note		400,000
Prepaid expenses, other receivables and other assets		21,934
Property and equipment, net		26,687
Total Assets	$	3,079,739
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	143,362
Accrued Liabilities		117,668
Commissions and Salaries Payable		157,532
Payable to Clearing Broker		778,190
Loans Payable-related party		100,000
Other liabilities		51,457
Total Liabilities	$	1,348,209
Subordinated Liabilities and Members' Equity		
Liabilities subordinated to claims of general creditors		400,000
Members' Equity		1,331,530
Total Subordinated Liabilities and Members' Equity		1,731,530
Total Liabilities and Members' Equity	$	3,079,739

The accompanying notes are an integral part of these financial statements.